Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 6-1 dated December 30, 2005

Structured Investments	**JPMorgan Chase & Co.** **$** **Bearish Buffered Return Enhanced Notes Linked to the PHLX Housing Sector℠ Index ("HGX") due January 31, 2008**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 31, 2008 (subject to certain market disruption events).
- Payment is linked to the PHLX Housing Sector℠ Index as described below. You may lose some or all of your investment.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about January 26, 2006 and are expected to settle on or about January 31, 2006.

Key Terms

Index: The Philadelphia Stock Exchange, Inc. Housing Sector℠ Index (the "PHLX Housing Sector℠ Index" or the "Index").

Return Leverage Factor: 3

Payment at Maturity: If the Ending Index Level is ***less than the Initial Index Level*** (*i.e.*, the Index declines), you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Index Change multiplied by three, subject to a Maximum Total Return on the note of 52.5%†. For example, if the Index Change is more than 17.5%, you will receive the Maximum Total Return on the note of 52.5%, which entitles you to the maximum final payment of $1,525 for every $1,000 principal amount of note you hold. Accordingly, if the Index Change is positive (*i.e.*, the Index declines), your final payment per $1,000 principal amount note will, subject to the Maximum Total Return, be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Change} \times 3)]$$

† The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 52.5%.

Your principal is protected up to a 20% increase in the Index. Therefore, if the Index Change is between 0% and 20%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level ***increases by more than 20%,*** you will lose 1.25% of the principal amount of your notes for every 1% that the Index increases beyond 20%. Your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times (\text{Index Change} + 20\%) \times 1.25)$$

You will lose some or all of your investment at maturity if the Ending Index Level increases from the Initial Index Level by more than 20%, provided that the final payment per note shall not be less than $0.

Buffer Amount: 20%

Loss Leverage Factor: 1.25

Index Change:

$$\frac{\text{Initial Index Level} - \text{Ending Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the pricing date, which is expected to be on or about January 26, 2006.

Ending Index Level: The Index closing level on the Observation Date.

Observation Date: January 28, 2008.*

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 6-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 6-I and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 6-I) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 6-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 6-I and this term sheet if you so request by calling toll-free 866-535-9248 or sending an email to jpmorgan@adcord.com .

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI's Commission (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.25 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of not more than $20.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $42.25 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $70.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-20 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 3, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 6-I dated December 30, 2005. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 6-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 6-I dated December 30, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002678/e23105pdf_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **POTENTIAL BENEFIT AS A RESULT OF INDEX DEPRECIATION** – The notes provide the opportunity to enhance short equity returns by multiplying a positive Index Change (*i.e.*, an Index decline) by three, up to the Maximum Total Return on the notes of 52.5%, or $1,525 for every $1,000 principal amount note. The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 52.5%.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the principal amount of the notes is protected against an increase in the Ending Index Level, as compared to the Initial Index Level, of up to 20%. If the Ending Index Level increases by more than 20%, for every 1% increase of the Index beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes multiplied by 1.25.

- **EXPOSURE TO THE HOUSING SECTOR** – The return on the notes is inversely linked to the performance of the PHLX Housing Sector^{SM} Index. The PHLX Housing Sector^{SM} Index is a modified capitalization-weighted index designed to measure the performance of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market. See "The PHLX Housing Sector^{SM} Index" in the accompanying product supplement no. 6-I.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 6-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an "open transaction" for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 6-I dated December 30, 2005.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of principal. The return on the notes is inversely linked to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive or negative. Your investment will be exposed to losses on a leveraged basis to any increase in the Ending Index Level beyond the 20% buffer as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** – If the Ending Index Level is less than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 52.5%, regardless of the depreciation in the Index. The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 52.5%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **JPMORGAN CREDIT RISK** – Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return on the notes of 52.5%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Change	Total Return	Annualized Return*
1144	-120.0%	-100.0%	-100.00%
1040	-100.0%	-100.0%	-100.00%
936	-80.0%	-75.0%	-50.00%
832	-60.0%	-50.0%	-29.29%
728	-40.0%	-25.0%	-13.40%
624	**-20.0%**	**0.0%**	**0.00%**
572	-10.0%	0.0%	0.00%
520	**0.0%**	**0.0%**	**0.00%**
494	5.0%	15.0%	7.24%
468	10.0%	30.0%	14.02%
429	**17.5%**	**52.5%**	**23.49%**
416	20.0%	52.5%	23.49%
312	40.0%	52.5%	23.49%
208	60.0%	52.5%	23.49%
104	80.0%	52.5%	23.49%
0	100.0%	52.5%	23.49%

* compounded

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index decreases from the Initial Index Level of 520 to an Ending Index Level of 468.
Because the Ending Index Level of 468 is less than the Initial Index Level of 520 and the Index Change of 10% multiplied by three does not exceed the hypothetical Maximum Total Return of 52.5%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x (10% x 3)) = $1,300

Example 2: The level of the Index increases from the Initial Index Level of 520 to an Ending Index Level of 572.
Because the Ending Index Level of 572 is greater than the Initial Index Level of 520, and because that increase is less than 20%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 520 to an Ending Index Level of 312.
Because the Index Change of 40% multiplied by three exceeds the hypothetical Maximum Total Return of 52.5%, the investor receives a payment at maturity of $1,525 per $1,000 principal amount note, the maximum final payment on the notes.

Example 4: The level of the Index increases from the Initial Index Level of 520 to an Ending Index Level of 728.
Because the Ending Index Level of 728 is greater than the Initial Index Level of 520, the Index Change is negative and the investor will receive a payment at maturity of $750 per $1,000 principal amount note.

$$\$1,000 + (\$1,000 \times [-40\% + 20\%] \times 1.25) = \$750$$

Historical Information

The following graph sets forth the historical performance of the PHLX Housing Sector^{SM} Index based on the weekly Index closing level from January 1, 2001 through December 30, 2005. The Index closing level on December 30, 2005 was 518.08. We obtained the Index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

